UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DIAMETRICS MEDICAL, INC.

(Exact name of Issuer)

Common Stock, par value $1.00

(Title of Class of Securities)

252532 10 6

(CUSIP Number)

Ocean Park Advisors, LLC

5710 Crescent Park East, Suite 334, Playa Vista, California 90094

(310) 670-2595

with a copy to:

Craig E. Gosselin, Esq.

Zimmermann, Koomer, Connolly & Finkel LLP

1900 Avenue of the Stars, Suite 2375, Los Angeles, CA 90067

(310) 229-1709

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 252532 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Ocean Park Advisors, LLC.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:

California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

1,379,400 shares(1)
8. Shared Voting Power

9. Sole Dispositive Power:

1,379,400 shares(1)
10. Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

1,379,400(1) shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11):

39.3%(1)
14.	Type of Reporting Person (See Instructions)

OO

(1)	Reflects the Issuer’s one-for-one hundred reverse stock split on June 30, 2006.

INTRODUCTION

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on December 16, 2005 (as amended, the “Statement”), by Ocean Park Advisors, LLC (“OPA”) with respect to the shares of common stock, par value $1.00 per share (“Common Stock”) of Diametrics Medical, Inc., a Minnesota corporation (the “Issuer”). Capitalized terms not otherwise defined herein have the meanings ascribed thereto in the Statement. Only those Items amended are reported herein.

On September 20, 2006, pursuant to a Contribution Agreement (the “Contribution Agreement”) by and among the Issuer and the members of Vanguard Synfuels, L.L.C. (“Vanguard”), the Issuer acquired 100% of the membership interests of Vanguard for an aggregate purchase price consisting of cash of approximately $17.7 million, and the issuance of 4,300 shares of the Issuer’s Series K Convertible Preferred Stock (the “Acquisition”). The cash portion of the purchase price was financed by the issuance of 2,850 shares of Series J Convertible Preferred Stock by the Issuer to certain purchasers thereof who paid $28.5 million for such shares. In connection with the issuance of the Series J Convertible Preferred Stock, the Issuer entered into a Registration Rights Agreement with certain related parties, including OPA, pursuant to which the Issuer agreed to register the Series J Convertible Preferred Stock and certain other securities of the Issuer under the Securities Act of 1933 (the “Registration Rights Agreement”). Additionally, in connection with the Acquisition, the holders of certain warrants and the $750,000 Convertible Secured Promissory Notes dated December 6, 2005 converted such securities into Common Stock.

In connection with the Acquisition, and pursuant to an exercise agreement (the “Exercise Agreement”) OPA agreed to convert its shares of Series I Convertible Preferred Stock into 1,379,400 shares of common stock (adjusted for the Issuer’s one-for-one hundred reverse stock split on June 30, 2006). Additionally, OPA received two warrants to purchase approximately 4.83 million shares of Common Stock at an exercise price of $0.7587 per share (the “Warrants”) in exchange for the waiver of certain anti-dilution rights relating to its shares of Series I Convertible Preferred Stock. Finally, OPA entered into a management services agreement (the “Services Agreement”) with the Issuer pursuant to which its professionals, including but not limited to two of its principals, W. Bruce Comer III and Heng Chuk, will provide management services to the Issuer (including the duties of Chief Executive Officer and Chief Financial Officer and Secretary, respectively), and was granted stock options (“Options”) to purchase 2,069,109 shares of common stock at an exercise price of $0.7587 per share pursuant to a stock option agreement (the “Option Agreement”).

The Options are subject to approval by the shareholders of the Issuer of its 2006 Incentive Compensation Plan, as amended. Furthermore, the Warrants and the Options are subject to the approval by the shareholders of (i) an amendment to the Issuer’s articles of incorporation to increase the Issuer’s authorized common stock (the “Charter Amendment”), or (ii) the reincorporation of the Issuer in the state of Delaware (the “Reincorporation”), in either case resulting in an increase in the Issuer’s authorized common stock. The holders of a majority of the voting power of the Issuer’s capital stock have agreed pursuant to a voting agreement (the “Voting Agreement”) to approve the foregoing matters.

Item 4. Purpose of Transaction

Item 4 is amended and supplemented by adding the following:

Pursuant to the Acquisition, and in accordance with the terms of the Exercise Agreement, OPA converted all of its shares of Series I Convertible Preferred Stock into 1,379,400 shares of common stock. Additionally, in connection with the consummation of the Acquisition and the transactions contemplated thereby, OPA was granted the Warrants, and in connection with the Services Agreement, OPA was granted the Options. Both the Warrants and Options are subject to the approval by the shareholders of the Issuer of the Charter Amendment or the Reincorporation.

In connection with the Acquisition, the Board of Directors of the Issuer appointed Darrell Dubroc and Tim Collins to its Board of Directors, and appointed Mr. Dubroc President and Chief Operating Officer and Mr. Collins Executive Vice President of Business Development of the Issuer. Messrs. Dubroc and Collins were executive officers, directors and shareholders of Vanguard.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and supplemented by adding the following:

As of September 20, 2006, OPA beneficially owned 1,379,400 shares of common stock of the Issuer. As of that date, the Issuer had 3,509,457 shares of Common Stock outstanding, and OPA beneficially owned 39.3% of such Common Stock. OPA has sole voting and dispositive power with respect to all shares beneficially owned by it.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and supplemented by adding the following:

(a) Contribution Agreement. The description of the Contribution Agreement set forth in the Introduction to this Amendment is incorporated herein by this reference. In addition, the Contribution Agreement is attached hereto as Exhibit 7(a), and incorporated herein by this reference.

(b) Exercise Agreement. The description of the Exercise Agreement set forth in the Introduction to this Amendment is incorporated herein by this reference. In addition, the Exercise Agreement is attached hereto as Exhibit 7(b), and incorporated herein by this reference.

(c) Warrants. The description of the Warrants set forth in the Introduction to this Amendment is incorporated herein by this reference. In addition, the Warrants are attached hereto as Exhibits 7(c) and 7(d), and incorporated herein by this reference.

(d) Option Agreement. The description of the Option Agreement set forth in the Introduction to this Amendment is incorporated herein by this reference. In addition, the Option Agreement is attached hereto as Exhibit 7(e), and incorporated herein by this reference.

(e) Voting Agreement. The description of the Voting Agreement set forth in the Introduction to this Amendment is incorporated herein by this reference. In addition, the Voting Agreement is attached hereto as Exhibit 7(f), and incorporated herein by this reference.

(f) Registration Rights Agreement. The description of the Registration Rights Agreement set forth in the Introduction to this Amendment is incorporated herein by this reference. In addition, the Registration Rights Agreement is attached hereto as Exhibit 7(g), and incorporated herein by this reference.

(g) Services Agreement. The description of the Services Agreement set forth in the Introduction to this Amendment is incorporated herein by this reference. In addition the Services Agreement is attached hereto as Exhibit 7(h), and incorporated herein by this reference

Item 7. Materials to Be Filed as Exhibits

Item 7 is amended and supplements by adding the following:

Exhibit 7	(a)	Contribution Agreement among the Issuer and the members of Vanguard Synfuels, LLC, filed as Exhibit 2.1 to the Issuer’s Form 8-K dated September 26, 2006 (the “8-K”), and incorporated herein by this reference.

Exhibit 7	(b)	Exercise Agreement, dated as of September 20, 2006, by and between the Issuer and OPA, filed as Exhibit 10.15 to the 8-K, and incorporated herein by this reference.

Exhibit 7	(c)	Warrant 1 to OPA, issued September 20, 2006, filed as Exhibit 10.16 to the 8-K, and incorporated herein by this reference.

Exhibit 7	(d)	Warrant 2 to OPA, issued September 20, 2006, filed as Exhibit 10.17 to the 8-K, and incorporated herein by this reference.

Exhibit 7	(e)	Stock Option Agreement, dated September 20, 2006, by and between the Issuer and OPA, filed as Exhibit 10.18 to the 8-K, and incorporated herein by this reference.

Exhibit 7	(f)	Voting Agreement, dated September 20, 2006, by and among the Issuer and certain of its stockholders, filed as Exhibit 4.5 to the 8-K, and incorporated herein by this reference.

Exhibit 7	(g)	Registration Rights Agreement for the Series J Convertible Preferred Stock, dated September 20, 2006, among the Issuer and certain of its stockholders, filed as Exhibit 4.4 to the 8-K, and incorporated herein by this reference.

Exhibit 7	(h)	Services Agreement between the Issuer and OPA, dated September 20, 2006, filed as Exhibit 10.6 to the 8-K, and incorporated herein by this reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

October 4, 2006
Date

/s/ W. Bruce Comer III
Signature
W. Bruce Comer III, Principal